Exhibit 99.1

WESTERN WIND ENERGY CORP.

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)

(a)	The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. (“G&C”)
One Adelaide Street East, 29th Floor
Toronto, Ontario
M5C 2V9

(b)
The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on June 9, 2009, G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, acquired 1,222,300 common shares of Western Wind Energy Corp.  (“Western Wind”). This represents an increase of G&C’s position in Western Wind by 1.69% on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an increase by 1.43% on a  partially diluted basis, as at August 31, 2009.

(c)
The designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, exercises control or direction over 6,992,800 common shares and 1,445,200 purchase warrants of Western Wind. This represents an approximate 15.21% interest, on an undiluted basis, or assuming the conversion of purchase warrants into common shares, an approximate 17.79% interest, on a partially diluted basis, as at August 31, 2009.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii)
the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, exercises control or direction over 6,992,800 common shares and 1,445,200 purchase warrants of Western Wind. This represents an approximate 15.21% interest on an undiluted basis, or assuming the conversion of purchase warrants into common shares, an approximate 17.79% interest on a partially diluted basis.

(e)
The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or  control over, additional securities of the reporting issuer.

The securities of Western Wind acquired by G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g)	The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h)
If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i)	Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

The following business units and investment funds are eligible for aggregation relief from G&C pursuant to sections 5.1 and 5.2 of National Instrument 62-103:

Business Units

Goodman Private Wealth Management Aurion Capital Management Inc.

Investment Funds	Portfolio Advisors

DMP Resources Class	Ravensden Asset Management Inc.
Dynamic Focus+ Balanced Fund	Toronto, Ontario, Canada
Dynamic Focus+ Resource Fund
Dynamic Focus+ Equity Fund
CMP Gold Trust
CMP 2009 Resource Limited Partnership
CMP 2008 Resource Limited Partnership
Canada Dominion Resources 2009 Limited
Partnership
Canada Dominion Resources 2008 Limited
Partnership
Goodman Private Core Equity Pool
Goodman Private Diversified Bond Pool

Dynamic Aurion Canadian Equity Fund	Aurion Capital Management Inc.
Dynamic Aurion Tactical Balanced Fund	Toronto, Ontario, Canada

Holdings for these business units and investment funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

DATED this 10th day of September, 2009.

GOODMAN & COMPANY, INVESTMENT COUNSEL LTD.

Per: “Rohit Sehgal”
Name: Rohit Sehgal
Title: Vice President, Counselling and Chief Investment Strategist